

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
David C. Evans
Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

> **Re: The Scotts Miracle-Gro Company**
> **Registration Statement on Form S-4**
> **Filed December 14, 2011**
> **and Documents Incorporated by Reference**
> **File No. 333-178473**

Dear Mr. Evans:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Exhibit 5.2

1. Please have counsel revise Section C on the last page of the opinion to delete subsection (iii). Counsel may rely on officers' certificates as to questions of fact.

Form 10-K for Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

2. We note your discussion and analysis of costs of sales is limited to the context of gross profit at the consolidated level and to the context of segment income at the segment level,

which does not address your cost of sales directly. We believe your consolidated gross profit and segment income disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross profit or segment income). Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute the change in Global Consumer segment income, in part, to increased commodity costs, but you do not quantify this factor nor analyze the underlying reason for the change.

We believe your disclosures could be improved and made more user-friendly by:

- increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and
- ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Steve Patterson, Esq.